UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Rowley, Steven R.
   3710 Rawlins, Suite 1600
   Dallas, TX  75219
2. Date of Event Requiring Statement (Month/Day/Year)
   01/01/98
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Centex Construction Products, Inc.
   CXP
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President - Cement
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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Common Stock, par value $.01 per share     |779(1)                |I               |Profit Sharing & Retirement Plan               |
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
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Employee Stock Option (R|____(2)  |6/2/2004 |Common Stock           |15,000   |$12.00    |D            |                           |
ight to Buy)            |         |         |                       |         |          |             |                           |
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Explanation of Responses:
(1) Number of shares owned as of June 8, 1998 by Trustee of Centex Construction Products, Inc. Profit Sharing and Retirement Plan based upon most recent plan numbers available to reporting person. Shares have been rounded to the nearest whole number.
(2) Shares vest based upon achievement of certain levels of operating earnings and return on net assets. All shares are now vested.
SIGNATURE OF REPORTING PERSON
\s\ Steven R. Rowley
DATE
June 12, 1998